Filed pursuant to Rule 253(g)(2)
File No. 024-11102
JAMESTOWN INVEST 1, LLC
SUPPLEMENT NO. 2 DATED OCTOBER 8, 2021
TO THE OFFERING CIRCULAR DATED SEPTEMBER 24, 2021
This document supplements, and should be read in conjunction with, the offering circular of Jamestown Invest 1, LLC (the “Company,” “we”, “our” or “us”), dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.
The purpose of this supplement is to disclose:
•Net Asset Value Per Share as of September 30, 2021;
•Update the status of our public offering;
•Provide an asset management update on our investment in Southern Dairies @ Ponce City Market
Net Asset Value (NAV) Per Share
On October 6, 2021, the Manager’s Investment Committee approved the NAV per share of our common shares of $10.71 as of September 30, 2021. The purchase price of our common shares will be adjusted to $10.71 per share, beginning on the date of this announcement (October 8, 2021) and will be effective until updated by us on December 31, 2021, or within a commercially reasonable time thereafter, unless updated by us prior to that time. Investors will pay the most recent publicly announced offering price as of the date of their subscription.
NAV per share is calculated by taking the total value of our assets less the total value of our liabilities, divided by the number of shares outstanding as of September 30, 2021. Our NAV per share is calculated by our internal valuation process that reflects several components, as described in our Offering Circular “Description of our Common Shares—Valuation Policies.”
Our NAV per share increased by $0.36 over the prior quarter, primarily driven by an increase in the real estate valuation of our investment in Southern Dairies.
(a)Real Estate Valuation - The current quarter valuation of Southern Dairies of $39.9 million reflects a $1.8 million or 4.7% increase in the asset's gross value compared to the prior quarter valuation of $38.1 million.1
(b)Debt Valuation - The majority of our mortgage loan on Southern Dairies bears a fixed interest rate of 2.683% for the 5-year term.2,3 When market interest rates fall during a given quarter, our debt valuation has a negative impact on our NAV. When market rates rise in a given quarter, our debt valuation has a positive impact on our NAV. As a result of rising market interest rates, our debt valuation had an approximate $38,500 positive impact on our NAV compared to the quarter ended June 30, 2021.
Incorporating all applicable components of our NAV resulted in a $10.71 NAV per share, an increase of $0.36 per share compared with the prior quarter. As described in our Offering Circular, our purchase price per share is equal to the greater of (i) $10.00 or (ii) NAV per share as most recently announced as of the date of subscription. Accordingly, our purchase price will adjust to $10.71 per share as of October 8, 2021.

1 Shown at 100% property level. Jamestown Invest 1 owns a 51% interest in the property.
2 Our total outstanding principal balance of debt is $22,212,130 (100% property level), or $11,328,186 at our 51% ownership share as of September 30, 2021. Accordingly, our portfolio leverage ratio is 49.4% as of September 30, 2021 (calculated as our share of outstanding debt of $11,328,186 divided by our share of gross asset value of $22,947,464).
3 Of the total $22,212,130 debt balance (100% share), $21,240,000 bears an all-in interest rate of 2.683% fixed by an interest rate swap, and $972,130 bears floating rate interest at 30-day LIBOR plus 1.55%. Accordingly, the total weighted average interest rate was 2.64% based on rates as of September 30, 2021.

Status of Our Public Offering
As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in our common shares on November 27, 2019. Prior to commencing our public offering, we had raised $5,501,000 through a private placement.
As of September 30, 2021, we had raised public offering proceeds of $4,678,100 and had issued 464,412 shares of our common shares in the public offering. In total, we have raised $10,179,100 in offering proceeds and issued 1,014,512 shares of our common shares through both the private placement and the public offering.
The public offering is expected to terminate on the earlier of 180 days after the third anniversary of the initial qualification date or the date on which the maximum offering amount has been raised; provided, however, that our Manager may terminate the public offering at an earlier time.
Asset Management Update - Southern Dairies @ Ponce City Market
Leasing Updates
As of September 30, 2021, the property was 92% leased to ten tenants with a weighted average remaining lease term of 7.6 years. During the quarter ended September 30, 2021, the property executed a 13-year lease for 25,400 SF in the A Building with a publicly traded, global entertainment company. Leasing interest continues on the remaining two spaces, totaling 6,533 square feet.
Collections
The property continues to collect rents at a favorable level, with rent collections of 100% continuing in the third quarter of 2021.
Parking Upgrades
The summer season yielded favorable parking performance, with approximately $70,000 in parking revenue year to date as of September 2021. Jamestown implemented parking upgrades allowing for increased revenue in June 2020 at total cost of approximately $200,000. We believe the paid parking program is an example of Jamestown’s ability to create value with active management of the property.
Tenant Events & Property Activations
During the quarter ended September 30, 2021, our management team partnered with the Atlanta-based vertical farming company, Copiana, to install two aeroponic tower farms at the Property. Our partners at Copiana hosted their first on-site market in August, where tenants came to collect the monthly harvest. We believe this type of amenity is an example of providing a unique amenity package with an emphasis on sustainability.
Southern Dairies Joint Venture
On August 18, 2021, Jamestown, L.P. sold a 49% membership interest in JT Invest 1 Dairies, LLC (the “Dairies JV”) to JT Altera Dairies, L.P., a joint venture between a Jamestown, L.P. subsidiary and Altera Southern Dairies PA, LLC. The transaction was reviewed and approved by an independent representative prior to the closing. Jamestown, L.P. maintains a sponsor co-investment of 200,000 shares in Jamestown Invest 1, LLC, which owns the 51% controlling position in JT Invest 1 Dairies, LLC.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	10/08/2021

Safe Harbor Statement
This Current Report on Form 253(g)(2) contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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